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                                            FILED BY TRANSWORLD HEALTHCARE, INC.
                                                   COMMISSION FILE NO. 001-11570
                  PURSUANT TO RULES 165 AND 425 UNDER THE SECURITIES ACT OF 1933
                             SUBJECT COMPANY: TRANSWORLD HEALTHCARE (UK) LIMITED

[TRANSWORLD HEALTHCARE LOGO]


FOR IMMEDIATE RELEASE               For further information, contact:
    MAY 1, 2002                     Jack Wynne, Chief Financial Officer
                                    212-750-0064, jack.wynne@transworldhc.com
                                                        OR
                                    Susan Lewis, 303-804-0494, pairelate@aol.com

                        TRANSWORLD HEALTHCARE, INC. FILES
                       REGISTRATION STATEMENT ON FORM S-4

         NEW YORK, NY ... MAY 1, 2002 ... Transworld Healthcare, Inc. (AMEX:TWH), a leading provider of flexible healthcare staffing services, announced today it has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission to register shares to be issued in connection with the Company's previously announced corporate reorganization. The filing on Form S-4 includes a copy of the definitive reorganization agreement, a prospectus for the securities being offered in the reorganization, proxy information regarding the Company's shareholders' meeting, and other information.

         New York-based Transworld Healthcare, Inc. provides a broad range of alternate site healthcare services, primarily in the United Kingdom. The company provides flexible healthcare staffing services in the U.K. through its subsidiary, Allied Healthcare Group, Ltd.

Certain statements contained herein are forward-looking statements that have been made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause actual results in future periods or plans for future periods to differ materially from those described herein as anticipated, believed or estimated.

Transworld Healthcare, Inc. has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission that includes a copy of the definitive reorganization agreement, a prospectus for the securities being offered in the reorganization, proxy information regarding the shareholders' meeting, and other information. Please read the Registration Statement and all other documents we filed with the SEC because they contain important information regarding the reorganization. The documents are available at the SEC's website (www.sec.gov). When the Registration Statement becomes effective, copies of the prospectus and proxy materials can be obtained without charge by directing a request to Transworld Healthcare, Inc., 555 Madison Avenue, New York, New York 10022, Attn:
Mr. John B. Wynne.

This press release is neither an offer to sell nor a solicitation of an offer to buy securities. An offer will be made only by the prospectus to be included in the Registration Statement. This press release is being issued in accordance with Rule 165 promulgated under the Securities Act of 1933, as amended.



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